October 18, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Joseph Cascarano and Robert Littlepage

Re: Liberty Global Ltd. (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 15, 2024
Form 8-K Filed May 1, 2024
File No: 001-35961
Dear Mr. Cascarano:
We submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, received by a letter dated October 16, 2024 to our Executive Vice President and Chief Financial Officer, Mr. Charles H.R. Bracken, relating to the Company’s Form 10-K filed for the year ended December 31, 2023 and the Company’s Form 8-K filed May 1, 2024. To facilitate your review, we have repeated each of your comments, followed immediately by our response and our proposed disclosure for that particular comment.

RESPONSES TO STAFF COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations Discussion and Analysis of our Reportable Segments, page II-6
1.Please revise the MD&A discussions of your reportable segment results so they are consistent with your footnote segment disclosures revised in accordance with ASC 280.
RESPONSE:
With respect to the Staff’s comment regarding the MD&A discussion of our reportable segment results, we respectfully advise the Staff that prospectively we will revise our MD&A discussion of our reportable segment results so they are consistent with our footnote segment disclosures and will include a discussion of our Central & Other segment. We advise the Staff that page II-6 of our 2023 10-K includes a cross reference to the Discussion and Analysis of our Consolidated Operating Results — Share of results of affiliates, net, discussion on page II-21, where we include the discussion of our nonconsolidated JV reportable segments. Please see below proposed prospective disclosure for Central & Other.

Revenue of our Reportable Segments

Central and Other. On an organic basis, our Central and Other revenue decreased $146.7 million or 13.4% during 2023, as compared to 2022, primarily attributable to (i) a decrease in revenue earned from the U.K. JV Services and NL JV Services and (ii) lower revenue earned from the sale of CPE to the VodafoneZiggo JV.

Note 19. Segment Reporting, page II-116
2.We note your response to prior comment 1. We also note the proposed disclosures present revenues that combines revenues from external customers and intersegment revenues prior to eliminating intersegment revenue. We continue to believe you should separately disclose revenues from external customers and revenues from transactions with other operating segments, as required by ASC 280-10-50-22(a) and (b). Please revise or explain the basis for your presentation.

RESPONSE:

With respect to the Staff’s comment regarding the presentation of revenues from external customers and intersegment revenues, we respectfully advise the Staff that prospectively we will revise our presentation as follows:

(a)Intersegment revenue amount includes services agreements revenue from the VMO2 JV and the VodafoneZiggo JV ($190.1 million and $191.9 million, respectively), our nonconsolidated reportable segments, as further described in note 7.

(b)Amount primarily relates to revenue recognized within Central and Other from other consolidated reportable segments associated with the Tech Framework.

3.We note your proposed disclosure to prior comment 2. Please explain to us what you mean by “significant accounting policies of our reportable segments are principally the same” as those of Liberty Global. Tell us what “principally the same” means. Also, tell us how the policies differ.

RESPONSE:

With respect to the Staff’s comment regarding the significant accounting policies of our reportable segments, we respectfully advise the Staff that the significant accounting policies of all of our reportable segments are the same as those of Liberty Global. Prospectively we will remove the word “principally” to avoid confusion.

4.We note your response to prior comment 3. We continue to believe your proposed disclosure does not comply with ASC 280-10-50-30(b) that requires the total of the reportable segments’ measures of profit or loss be reconciled to the public entity’s consolidated income before income taxes and discontinued operations. Please revise your reconciliations to start with the total of the measures of profit or loss for all of your reportable segments. Please similarly revise other required reconciliations, such as reportable segments’ revenues and assets, to start with the total of the reportable segments’ amounts. See ASC 280-10-50-30(a), (c), and (d). If you do not agree, please explain the basis for your presentation.
RESPONSE:
With respect to the Staff’s comment regarding the presentation and reconciliation of the total of the reportable segments’ measures, we respectfully advise the Staff we will prospectively revise the presentation of our reportable segments’ revenue as indicated in the response to comment 2, above, and will revise the presentation of our reportable segments’ Adjusted EBITDA and Property & Equipment Additions as follows:

(a)Adjusted EBITDA amount primarily relates to the Adjusted EBITDA impact to Central and Other of the portion of the charges attributed to centrally-held internally developed technology that is embedded within our various CPE, as well as any applicable markup. Property and equipment additions amount reflects the charge under the Tech Framework to each respective consolidated reportable segment related to the portion of the charges attributed to centrally-held internally developed technology that is embedded within our various CPE, as well as any applicable markup.

In addition, we respectfully advise the Staff that prospectively we will revise our reconciliation of Adjusted EBITDA as follows:

Year ended December 31, 2023
		in millions
Total reportable segments	$	8,934.2
Elimination of nonconsolidated JV Adjusted EBITDA		(6,503.8)
Consolidated intersegment eliminations		(60.8)
Share-based compensation expense		(231.0)
Depreciation and amortization		(2,315.2)
Impairment, restructuring and other operating items, net		(67.9)
Operating loss		(244.5)
Interest expense		(907.9)
Realized and unrealized losses on derivative instruments, net		(526.3)
Foreign currency transaction losses, net		(70.8)
Realized and unrealized losses due to changes in fair values of certain investments, net		(557.3)
Losses on debt extinguishment, net		(1.4)
Share of results of affiliates, net		(2,019.3)
Gain associated with the Telenet Wyre Transaction		377.8
Other income, net		225.5
Loss before income taxes	$	(3,724.2)

If you should have any questions regarding our comments or require any further information regarding this matter, please contact the undersigned.

Sincerely,

/s/ Charles H.R. Bracken
Charles H.R. Bracken
Executive Vice President and Chief Financial Officer

cc:    Jason Waldron, Senior Vice President and Chief Accounting Officer
Bryan H. Hall, Executive Vice President, General Counsel and Secretary
Michael T. Kelley, KPMG LLP

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